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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturn Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street, Suite 1320
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Lafferty (617) 574-3330

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pavento, Ratcliffe, Renzi & Co., LLC
(Name – *if individual, state last, first, middle name*)

391 E. Central Street, 8A	Franklin	MA	02038
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 03 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Lafferty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturn Capital, Inc., as of March 2, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward Lafferty
Signature

CFO
Title

Ann P. Hochberg
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANN P. HOCHBERG
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/27/2024
COMMONWEALTH OF MASSACHUSETTS

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

Table of Contents

PAVENTO, RATCLIFFE, RENZI & CO., LLC

Business Advisors
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Saturn Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saturn Capital, Inc. (a Massachusetts corporation) as of December 31, 2019, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and Schedule I - Computation of Net Capital under rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Saturn Capital, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Saturn Capital's management. Our responsibility is to express an opinion on Saturn Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Saturn Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

391 East Central Street, Unit 8A ▪ Franklin, MA 02038
Tel: 508-553-3091 ▪ Fax: 508-553-3091

Auditor's Report on Supplemental Information

The Schedule I - Computation of Net Capital under rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Saturn Capital's financial statements. The supplemental information is the responsibility of Saturn Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital under rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Pavento, Ratcliff, Lang & Co., LLC

We have served as Saturn Capital's auditor since 2000.
Franklin, Massachusetts
February 27, 2020

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	201,266
Prepaid expenses		12,060
TOTAL CURRENT ASSETS		213,326
TOTAL ASSETS	**$**	**213,326**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	30,434
State income taxes payable		912
TOTAL LIABILITIES		31,346
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value:		
Authorized - 300,000 shares		
Issued and outstanding - 11,950 shares		11,950
Capital in excess of par value		305,291
Accumulated deficit		(135,261)
TOTAL STOCKHOLDER'S EQUITY		181,980
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**213,326**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:	
Commissions	$ 1,016,744
Interest income	1,151
Total revenues	1,017,895
OPERATING EXPENSES:	
Management fees	894,500
Filing fees	17,447
Legal and accounting fees	10,433
Rent expense	14,981
Computer expense	2,400
Other expenses	560
Total operating expenses	940,321
Net income from operations and before state income taxes	77,574
Provision for state income taxes	456
NET INCOME	**$ 77,118**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Total
Beginning Balance, January 1, 2019	$ 11,950	$ 305,291	$ (212,379)	$ 104,862
Net Income	-	-	77,118	77,118
Ending Balance, December 31, 2019	**$ 11,950**	**$ 305,291**	**$ (135,261)**	**$ 181,980**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	77,118
Adjustments to reconcile net income to net cash used for operating activities		
Decrease in assets:		
Accounts receivable		12,500
Prepaid expenses		430
Increase in liabilities:		
Accounts payable		30,434
NET CASH PROVIDED BY OPERATING ACTIVITIES		120,482
NET INCREASE IN CASH AND CASH EQUIVALENTS		120,482
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		80,784
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	201,266

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	-
Taxes		456

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

Saturn Capital, Inc. (the Company) was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activities are the sale of direct participation programs, private placement offerings and acting as a selling group participant for initial public offerings throughout the United States of America. On January 1, 1999 the Company became a wholly-owned subsidiary of Saturn Asset Management, Inc. (SAMI). On June 7, 2000 Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust (SAMT).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments that have a maturity date greater than three months but less than one year are considered short-term investments.

(b) Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company has placed its temporary cash investments with a highly rated financial institution. On occasion, the balances in those accounts may exceed the FDIC insured limit. For the year ended December 31, 2019, the Company's deposits with this institution did not exceed the FDIC insured limit of $250,000 per bank.

(c) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) Commissions

The Company earns commissions for private placement services. Commissions are recorded upon the closing of a round of financing. On January 1, 2018, the Company adopted the new revenue recognition standard on the modified retrospective method (i.e., cumulative method). The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements for the year ended December 31, 2019.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

(d) Commissions (continued)

Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price").

Disaggregated revenue

Success Fees	$ -
Retainers	$ -

(e) Accounts Receivable

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to trade receivables. Changes in the allowance for doubtful accounts have not been material to the financial statements.

(3) INCOME TAXES

The Company is a member of a consolidated group for federal and state income tax purposes. The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the Company is reported in the federal income tax return of its shareholder.

The Company files income taxes as part of a consolidated group. Its share of state income taxes for 2019 was estimated to be $456. The Company income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2019, the Company's federal and state income tax returns generally remain open for the last three years.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $169,920 that was $119,920 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .18448 to 1.

As the Company does not carry customer accounts and any customer transactions are cleared through another broker-dealer on a fully disclosed basis, the Company is exempt from the provision of Rule 15c3-3 of the Exchange Act. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 for the year ended December 31, 2019.

(5) RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC (SMLLC), an affiliated Company. The Company is assessed a management fee by SMLLC for allocation of professional time, office space and other general and administrative expenses. For the year ended December 31, 2019, Saturn Capital, Inc. incurred a management fee of $894,500. The Company owed $30,434 to SMLLC at December 31, 2019.

(6) INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO SECURITIES EXCHANGE COMMISSION RULE 15c3-3

The Company is exempt from Securities Exchange Commission Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) and, accordingly, has no possession or control requirements.

(7) COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO SECURITIES EXCHANGE COMMISSION RULE 15c3-3

The Company does not hold funds or securities for the account of any customers as defined by Securities Exchange Commission Rule 15c3-3 and as a result, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included in this report.

(8) SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 27, 2020, which is the date the financial statements were available to be issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2019

NET CAPITAL		
Total stockholder's equity	$	181,980
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(12,060)
Net capital	**$**	**169,920**
AGGREGATE INDEBTEDNESS		
Items included in statements of financial condition:		
Accounts payable	$	30,434
State income taxes payable		912
Total aggregate indebtedness	$	31,346
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
Excess net capital	**$**	**119,920**
Ratio: Aggregate indebtedness to net capital		.18448 - 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2019)		
Net capital, as reported in the company's Part IIa (unaudited) FOCUS report	$	169,920
Net audit adjustments		-
Net capital per above	**$**	**169,920**

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of the Company's FOCUS report as of December 31, 2019; and a reconciliation to that calculation is not included herein.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

SATURN PARTNERS
Experienced Opportunistic Venture Investing

Saturn Capital, Inc. Exemption Report

Saturn Capital, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission Act.

Saturn Capital, Inc. claimed an exemption from 17 C.F.R. 240.15c-3 under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii), throughout the fiscal year ended December 31, 2019.

Saturn Capital, Inc. met all of the exemptive provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the fiscal year ended December 31, 2019, without exception.

I, Edward A. Lafferty, affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: *Edward A. Lafferty* Date: February 27, 2020

Edward A. Lafferty
CFO/Financial Principal
Saturn Capital, Inc.

75 Federal Street Suite, 1320 Boston, MA 02110 | Tel: 617.574.3330 | Fax: 617.574.3331 | SaturnPartnersVC.com

PAVENTO, RATCLIFFE,
RENZI & CO., LLC

Business Advisors
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Saturn Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Saturn Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k)(2) under which Saturn Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Saturn Capital, Inc. stated that Saturn Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Saturn Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saturn Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pavento, Ratcliffe, Renzi & Co., LLC

Franklin, Massachusetts
February 27, 2020

391 East Central Street, Unit 8A ▪ Franklin, MA 02038
Tel: 508-553-3091 ▪ Fax: 508-553-3091

PAVENTO, RATCLIFFE, RENZI & CO., LLC

Business Advisors
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholder of Saturn Capital, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Saturn Capital, Inc. and the SIPC, solely to assist you and SIPC in evaluating Saturn Capital, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Saturn Capital, Inc's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Saturn Capital, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pavento, Ratcliffe, Renzi & Co., LLC

Franklin, Massachusetts
February 27, 2020

391 East Central Street, Unit 8A • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3092